UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 19)*
Under the Securities Exchange Act of 1934

Aeolus Pharmaceuticals, Inc.
(Name of Issuer)

Common stock, $.01 par value per share
(Title of Class of Securities)

00765G109
(CUSIP Number)

with copy to:
Xmark Opportunity Partners, LLC	Lowenstein Sandler PC
90 Grove Street, Suite 201	1251 Avenue of the Americas, 18th Floor
Ridgefield, Connecticut 06877	New York, New York 10020
Attention: Ms. Mary L. King	Attention: Peter D. Greene, Esq.
(203) 588-2808	(646) 414-6908

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	00765G109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Xmark Opportunity Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	39,748,589*
Shares Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	39,748,589*
Person With	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	39,748,589*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions):	[ x ]*

13.	Percent of Class Represented by Amount in Row (11):	66.3%*

14.	Type of Reporting Person (See Instructions): IA

       * Xmark Opportunity Partners, LLC (“Opportunity Partners”) is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership (“Opportunity LP”), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company (“Opportunity Ltd”), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), held by Opportunity LP and Opportunity Ltd.  Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company (“JV Partners”), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by JV Partners.  Mitchell D. Kaye and David C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, a Delaware limited liability company, the Managing Member of Opportunity Partners, share voting and dispositive power with respect to all securities of the Company beneficially owned by Opportunity Partners.  Collectively, Opportunity LP and Opportunity Ltd hold a majority of the membership interests in Goodnow Capital, L.L.C., a Delaware limited liability company (“Goodnow”).  Opportunity Partners possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Goodnow.

       As of February 22, 2010 (the “Filing Date”), Opportunity LP held (i) 11,225,121 shares of the Company’s common stock, $.01 par value per share (the “Common Shares”), which includes 957,326 Common Shares held by Goodnow, (ii) warrants to purchase up to 17,304,642 Common Shares at an initial exercise price of $0.28 per Common Share, subject to adjustment, and (iii) warrants to purchase up to 1,125,000 Common Shares at an initial exercise price of $0.50 per Common Share, subject to adjustment.

       As of the Filing Date, Opportunity Ltd held (i) 24,679,524 Common Shares, which includes 2,475,490 Common Shares held by Goodnow, (ii) warrants to purchase up to 37,595,357 Common Shares at an initial exercise price of $0.28 per Common Share, subject to adjustment, and (iii) warrants to purchase up to 2,625,000 Common Shares at an initial exercise price of $0.50 per Common Share, subject to adjustment.

       As of the Filing Date, JV Partners held (i) 1,023,731 Common Shares and (ii) warrants to purchase up to 500,000 Common Shares at an initial exercise price of $0.28 per Common Share, subject to adjustment.

       The warrants described in the preceding paragraphs contain an issuance limitation prohibiting the holder from exercising such warrants to the extent that, after giving effect to such exercise of the warrants, the holder would beneficially own more than 9.99% of the Common Shares then issued and outstanding, which prohibition cannot be modified by the holder before the sixty-first (61st) day after such holder’s notice to the Company of its election to modify such prohibition.  The warrants are exercisable for a seven-year period from their date of issuance; contain a cashless feature which allows the holder to exercise the warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Shares without exercising the warrants; contain a provision which provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or a change of control; and contain standard anti-dilution provisions which provide for the adjustment of the exercise price and the number of Common Shares which can be purchased in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

       As of the Filing Date, Goodnow held 2,647,463 Common Shares in addition to the (i) 957,326 Common Shares held by Goodnow but attributed to Opportunity LP and (ii) 2,475,490 Common Shares held by Goodnow but attributed to Opportunity Ltd.  As of the Filing Date, Mr. Cavalier held options to purchase 172,750 Common Shares, all of which such options are currently exercisable by him.

       Based upon the Company’s Form 10-Q for the quarterly period ended December 31, 2010, as filed with the Securities and Exchange Commission on February 11, 2011, there were 59,784,050 Common Shares issued and outstanding as of February 11, 2011.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 39,748,589 Common Shares or 66.3% of the Common Shares deemed issued and outstanding as of the Filing Date.

       Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 3.   Source and Amount of Funds or Other Consideration.

       Item 3 of this Schedule 13D is hereby amended by adding the following at the end thereof:

       As of February 22, 2010 (the “Filing Date”), Opportunity LP held (i) 11,225,121 shares of the Company’s common stock, $.01 par value per share (the “Common Shares”), which includes 957,326 Common Shares held by Goodnow, (ii) warrants to purchase up to 17,304,642 Common Shares at an initial exercise price of $0.28 per Common Share, subject to adjustment, and (iii) warrants to purchase up to 1,125,000 Common Shares at an initial exercise price of $0.50 per Common Share, subject to adjustment.

       As of the Filing Date, Opportunity Ltd held (i) 24,679,524 Common Shares, which includes 2,475,490 Common Shares held by Goodnow, (ii) warrants to purchase up to 37,595,357 Common Shares at an initial exercise price of $0.28 per Common Share, subject to adjustment, and (iii) warrants to purchase up to 2,625,000 Common Shares at an initial exercise price of $0.50 per Common Share, subject to adjustment.

       As of the Filing Date, JV Partners held (i) 1,023,731 Common Shares and (ii) warrants to purchase up to 500,000 Common Shares at an initial exercise price of $0.28 per Common Share, subject to adjustment.

       The warrants described in the preceding paragraphs contain an issuance limitation prohibiting the holder from exercising such warrants to the extent that, after giving effect to such exercise of the warrants, the holder would beneficially own more than 9.99% of the Common Shares then issued and outstanding, which prohibition cannot be modified by the holder before the sixty-first (61st) day after such holder’s notice to the Company of its election to modify such prohibition.  The warrants are exercisable for a seven-year period from their date of issuance; contain a cashless feature which allows the holder to exercise the warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Shares without exercising the warrants; contain a provision which provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or a change of control; and contain standard anti-dilution provisions which provide for the adjustment of the exercise price and the number of Common Shares which can be purchased in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

       As of the Filing Date, Goodnow held 2,647,463 Common Shares in addition to the (i) 957,326 Common Shares held by Goodnow but attributed to Opportunity LP and (ii) 2,475,490 Common Shares held by Goodnow but attributed to Opportunity Ltd.  As of the Filing Date, Mr. Cavalier held options to purchase 172,750 Common Shares, all of which such options are currently exercisable by him.

       Based upon the Company’s Form 10-Q for the quarterly period ended December 31, 2010, as filed with the Securities and Exchange Commission on February 11, 2011, there were 59,784,050 Common Shares issued and outstanding as of February 11, 2011.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 39,748,589 Common Shares or 66.3% of the Common Shares deemed issued and outstanding as of the Filing Date.

       On December 27, 2010, Opportunity LP and Opportunity Ltd delivered a notice to the Company that they were respectively exercising the LP August Call Option and the Ltd August Call Option in full, and, accordingly, on December 28, 2010, the Company sold and issued to (i) Opportunity LP 750,000 Common Shares and December 2010 Warrants to purchase an aggregate of 562,500 Common Shares and (ii) Opportunity Ltd 1,750,000 Common Shares and December 2010 Warrants to purchase an aggregate of 1,312,500 Common Shares.  Pursuant to the August 2010 Purchase Agreement, upon the exercise of the LP August Call Option and Ltd August Call Option in full, on December 28, 2010, each of the LP August Put Option and the Ltd August Put Option terminated.

       As of February 16, 2011 (the “Pro Rata Distribution Date”), Opportunity Partners caused Goodnow to undertake a pro rata distribution-in-kind to Goodnow's members of 2,026,760 Common Shares.  Neither Goodnow nor any other party received compensation for this distribution-in-kind.  Accordingly, (i) 882,488 Common Shares were distributed-in-kind to Goodnow’s members who are unaffiliated with Opportunity Partners, and such Common Shares, as of the Pro Rata Distribution Date, ceased to be deemed beneficially owned by Opportunity Partners, and (ii) 319,109 and 825,163 Common Shares were distributed-in-kind to Opportunity LP and Opportunity Ltd, respectively, and such Common Shares, as of the Pro Rata Distribution Date, continue to be deemed beneficially owned by Opportunity Partners.

       As of February 18, 2011, Opportunity Partners relinquished, without the payment of compensation to Opportunity Partners or any other person or entity, the right to vote 1,000,000 Common Shares pursuant to a Voting Trust Agreement, dated as of April 19, 2004, as amended, by and among Opportunity Partners and the holders of such Common Shares.  Accordingly, as of February 18, 2011, Opportunity Partners ceased to be the beneficial owner of such Common Shares.

       In the period commencing sixty (60) days prior to February 16, 2011, the date of the event which required the filing of this Amendment 19, and ending on the Filing Date, except as set forth in this Item 5, there were no other transactions in Common Shares or securities convertible into, exercisable for or exchangeable for, Common Shares, by Opportunity Partners, or any other person or entity controlled by Opportunity Partners, or any person or entity for which Opportunity Partners possesses voting or dispositive control.

       Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2011

XMARK OPPORTUNITY PARTNERS, LLC

By:	XMARK CAPITAL PARTNERS, LLC,
its Managing Member

	By:	/s/ Mitchell D. Kaye
Mitchell D. Kaye
Co-Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).